Mail Stop 3561

April 8, 2008

<u>Via Fax & U.S. Mail</u>

Mr. C. Richard Reese, Chief Executive Officer
Iron Mountain Incorporated
745 Atlantic Avenue
Boston, Massachusetts 02111

> **Re: Iron Mountain Incorporated**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-13045**

Dear Mr. Reese:

We have reviewed your filing and have the following comments. Unless otherwise
indicated, we think you should revise your document in future filings in response to these
comments. If you disagree, we will consider your explanation as to why our comments
are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the
comments are deemed inappropriate, advise the staff of your reason. Your response
should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Business, page 1

B. Description of Business, page 2

Growth Strategy, page 9

International Acquisition Strategy, page 10

1.   Please tell us why the $2 million for the joint venture in Asia Pacific in 2007 does
        not appear as a cash outflow item under investing activities within your cash flow
        statement. If no cash was used for the establishment of this joint venture, please
        tell us how the consideration was paid.

Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 26

Results of Operations, page 35

2.   In future filings, where changes in revenue and expense amounts are attributed to
        more than one factor, each significant factor should be separately quantified and
        discussed. For example, each of the factors contributing to the increase in general
        and administrative costs listed on page 39 should be quantified and discussed.
        (i.e. compensation expenses, reorganization, and field operations meeting).
        Please confirm your understanding and that you will comply in future filings in
        your response to us.

Segment Analysis, page 44

3.   We note your disclosure of depreciation and amortization excluded from the
        calculation of segment contribution on pages 44, 45, and 46. Please tell us, revise
        future filings to describe how management uses this measure, and why it is useful
        to investors given you have included such amounts in the tables as segment
        financial measures but have not provided a discussion of the changes in the
        measure. If you determine this measure is not relevant to an investor's
        understanding of your segment analysis, please remove from future filings.

Financial Statements, page 57

Notes to Consolidated Financial Statements, page 62

Note 2. Summary of Significant Accounting Policies, page 62

k. Accrued Expenses, page 69

4.   We note that Accrued Expenses - Other comprises approximately 19% of total
        current liabilities. Please tell us whether any amounts included in Accrued
        Expenses – Other exceeds 5% of total current liabilities. If so, you are required to
        state separately, in the balance sheet or in a note, any item, included in other
        current liabilities, which is in excess of 5 percent of total current liabilities in
        accordance with Rule 5-02.20 of Regulation S-X.

Note 6. Acquisitions, page 94

5.   Please reconcile for us the cash paid for acquisitions in 2007 of $375,746 (i.e.
        $200,295 for ArchivesOne, $45,400 for RMS, and $130,051 for Stratify) with the
        amount presented within your cash flow statement on page 61 under the line item
        "Cash paid for acquisitions, net of cash acquired" of $481,526. To the extent
        there are material differences, you should disclose such amounts in future filings.

6.   We note from the last paragraph on page 96 that in connection with certain recent
        acquisitions, the Company may be obligated to pay additional consideration if
        certain earnings objectives are achieved. We also note from the disclosures in
        Note 2 that during 2007 and 2006, the Company paid $1.8 and $14.2 million,
        respectively, of additional purchase consideration for acquisitions completed in
        prior years and the accrued additional purchase consideration was recorded as
        goodwill. Please tell us and revise the notes to your financial statements in future
        filings to explain in further detail the nature and terms of the conditions which
        must occur for this contingent consideration to become payable. As part of your
        response, please specifically address whether any of these payments are or were
        contingent upon the former shareholders of the acquired entities remaining
        employed with the Company. Your response should also explain in further detail
        why you believe it is appropriate to account for the accruals and payments made
        as part of the purchase price for the acquisitions rather than as compensation
        expense. Refer to the guidance outlined in paragraphs 25 through 34 of SFAS
        No.141 and EITF 95-8.

Note 8. Quarterly Results of Operations (Unaudited), page 101

7.   We note that net income increased significantly in the third quarter of 2007 and
        decreased again in the fourth quarter of 2007. Please note that the guidance in
        Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data
        include a discussion of any extraordinary, unusual or infrequently occurring items
        recognized in each full quarter of the fiscal years presented as well as the
        aggregate effect and the nature of year-end or other adjustments which are
        material to the results of that quarter. Please revise your footnote to comply with
        the disclosure requirements of Item 302(a)(3) in future filings.

Note 9. Segment Information, page 101

8.   We note as part of your segment footnote on page 104 that you disclose revenues
        by product and service line. It is unclear to us based upon your current disclosure
        which service offerings comprise the physical records management and secure
        shredding line as well as the physical tape rotation services line. In this regard,
        please clarify for us and in future filings disclose the type of services offerings (as
        described in your business section) included in each of your product and service
        lines. Also, please tell us and describe in future filings how such product and
        service lines are classified within the revenue line items (i.e. storage and service
        and storage material sales) presented on the face of your statements of operations.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief